Pursuant to Rule 433

Registration No. 333-233276

August 2, 2021

GATX Corporation

PRICING TERM SHEET

August 2, 2021

Issuer:	GATX Corporation

Pricing Date:	August 2, 2021

Expected Settlement Date*:	August 9, 2021 (T+5)

Expected Ratings**:	Moody’s: Baa2 (Stable) / S&P: BBB (Stable)

Security:	The Notes offered hereby (the “New Notes”) constitute a further issuance of the 3.100% Senior Notes due 2051 of which $300,000,000 aggregate principal amount was issued on February 3, 2021 (the “Existing Notes”). The New Notes will form a single series with the Existing Notes and will have the same terms other than the initial offering price. Immediately upon settlement, the New Notes offered hereby will have the same CUSIP number and will trade interchangeably with the Existing Notes. Upon completion of this offering, aggregate $550,000,000 of 3.100% Senior Notes due 2051 will be outstanding.

Size:	$250,000,000

Maturity Date:	June 1, 2051

Coupon:	3.100%

Interest Payment Dates:	June 1 and December 1, commencing December 1, 2021

Benchmark Treasury:	UST 1.875% due February 15, 2051

Benchmark Treasury Price and Yield:	100-00 / 1.875%

Spread to Benchmark Treasury:	+135 basis points

Re-Offer Yield:	3.225%

Price to Investors:	97.615%, plus accrued and unpaid interest of $1,463,888.89 from June 1, 2021

Redemption:

At any time prior to December 1, 2050 (six months prior to the Maturity Date) (the “Par Call Date”), at a redemption price equal to the greater of (a) 100% of the principal amount of the Notes and (b) the sum of the present values of the remaining scheduled payments of principal and interest on the New Notes that would be due if the New Notes matured on the Par Call Date (exclusive of interest accrued to the redemption date), discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined in the preliminary prospectus supplement), plus 20 basis points, plus accrued interest to but excluding the redemption date.

At any time on or after the Par Call Date, we may redeem the Notes at a redemption price equal to 100% of the principal amount of Notes being redeemed.

CUSIP/ISIN:	361448 BH5/US361448BH55

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Morgan Stanley & Co. LLC

Senior Co-Managers:	KeyBanc Capital Markets Inc. PNC Capital Markets LLC U.S. Bancorp Investments, LLC

Co-Managers:	BMO Capital Markets Corp. Fifth Third Securities, Inc. Huntington Securities, Inc. Loop Capital Markets LLC Siebert Williams Shank & Co. LLC MUFG Securities Americas, Inc.

*We expect to deliver the notes on or about August 9, 2021, which will be the fifth business day following the date of this term sheet (“T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of this term sheet or the next two succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

**Note: A securities rating is not a recommendation to buy, sell or hold securities any may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or Morgan Stanley & Co. LLC at 1-866-718-1649.